EXHIBIT 99.2

ELECTROVAYA INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

 FOR THE PERIOD ENDED JUNE 30, 2026

AUGUST 10, 2026

1.	OUR BUSINESS	5
2.	OUR STRATEGY	6
3.	RECENT DEVELOPMENTS	6
4.	SELECTED QUARTERLY FINANCIAL INFORMATION	10
5.	LIQUIDITY AND CAPITAL RESOURCES	16
6.	OUTSTANDING SHARE DATA	17
7.	OFF-BALANCE SHEET ARRANGEMENTS	18
8.	RELATED PARTY TRANSACTIONS	18
9.	CRITICAL ACCOUNTING ESTIMATES	18
10.	CHANGES IN ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS	18
11.	FINANCIAL AND OTHER INSTRUMENTS	19
12.	DISCLOSURE CONTROLS	19
13.	INTERNAL CONTROL OVER FINANCIAL REPORTING	19
14.	QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT RISKS AND UNCERTAINTIES	20
15.	OTHER RISKS	24

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•	Introduction

Management’s discussion and analysis (“MD&A”) provides our viewpoint on our Company, performance and strategy. “We,” “us,” “our,” “Company” and “Electrovaya” include Electrovaya Inc. and its wholly-owned or controlled subsidiaries, as the context requires.

Our Board of Directors, on the recommendation of its Audit Committee, approved the content of this MD&A on August 7, 2026 and it is, therefore, dated as at that date. This MD&A includes the operating and financial results for the periods ending June 30, 2026 and 2025, and should be read in conjunction with our condensed interim consolidated financial statements. It includes comments that we believe are relevant to an assessment of and understanding of the Company’s consolidated results of operations and financial condition. The financial information herein is presented in thousands of US dollars unless otherwise noted (except per share amounts, which are presented in US dollars unless otherwise noted), in accordance with International Financial Reporting Standards (“IFRS”). Additional information about the Company, including Electrovaya’s current annual information form, can be found on the SEDAR website for Canadian regulatory filings at www.sedar.com and the EDGAR website for SEC regulatory filings at sec.gov/EDGAR.

•	Forward-looking statements

This MD&A contains forward-looking statements, including statements that relate to, among other things, revenue and performance expectations, including revised revenue guidance for fiscal 2026, future purchase orders, order growth and customer demand in FY 2026 and associated timing, mass production schedules, the Company’s ability to start production of cells at the Jamestown, New York facility by the end of CY 2026 or in the first quarter of CY 2027, future business opportunities including growth into additional verticals beyond material handling vehicles, use of proceeds, ability to deliver to customer requirements, and revenue growth forecasts for the fiscal year ending September 30, 2026. Forward-looking statements can generally, but not always, be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “possible”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “objective” and “continue” (or the negative thereof) and words and expressions of similar import.

Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate are necessarily applied in making forward looking statements and such statements are subject to risks and uncertainties, therefore actual results may differ materially from those expressed or implied in such statements and undue reliance should not be placed on such statements.

In light of updated customer demand assumptions, timing of certain programs, and prevailing macroeconomic and trade conditions, that were identified as risks that the Company discussed during the FYQ2 financial release, the Company has revised its revenue expectations for fiscal 2026. The Company now expects normalized FY 2026 revenue in the range of approximately $70 million to $73 million, representing growth over FY 2025 but below its previously disclosed revenue guidance of more than 30% revenue growth over FY 2025 (exceeding $83 million). The Company’s revised revenue expectations for FY 2026 are based on its current firm purchase order backlog, a more conservative assessment of anticipated deliveries in FY 2026 based on customers’ historical patterns and additional demand communicated to the Company and its partners and continued application of a discount to the overall expected order pipeline to account for potential delays in customer orders and program ramps.

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Material assumptions made in disclosing the forward‑looking statements included in this press release include, but are not limited to, assumptions that: the Company’s customers will purchase and deploy its products in accordance with communicated timing and volumes, subject to potential delays; that the Company’s customers will complete new distribution centers in accordance with communicated expectations, intentions and plans, subject to potential schedule slippage; the sum of anticipated new orders in FY 2026 based on customers’ historical patterns and additional demand communicated to the Company and its partners but not yet provided as a purchase order, along with the Company’s current firm purchase order backlog, combined totalling approximately $100-125 million, will convert to normalized revenue in FY 2026 within the $70–$73 million range; a discount of approximately 25% (or higher, as appropriate) used in the revenue modeling applied to the overall expected order pipeline to account for potential delays in customer orders; expected decreases in input and material costs combined with stable selling prices in FY 2026, subject to market volatility; a stable political climate with respect to exports from Canada to the United States, including no new or increased tariff regime; the start‑up date for manufacturing in Jamestown, NY will be towards the end of FY 2026 or first quarter of FY 2027; the ability to leverage IRA 45X credits; the ability to receive incentives from the State of New York; the ability to improve margins from domestic manufacturing; and the ability to attract additional customers through domestic manufacturing.

Factors that could cause actual results to differ materially from expectations include, but are not limited to: customers not placing orders roughly in accordance with historical ordering patterns and communicated intentions, resulting in normalized FY 2026 revenue below the $70–$73 million range; the predictability of sales and success of the Company’s products in verticals other than material handling; the imposition of a tariff regime on Canadian exports by the United States or other adverse trade developments, including renegotiation or repudiation of existing trade agreements; macroeconomic effects on the Company and its business and on the lithium battery industry generally; the Company’s liquidity and cash availability in excess of its operational requirements; the ability to generate and sustain sales orders; potential delays in the ramp‑up of the Jamestown, NY facility; and uncertainty around the availability, timing and magnitude of government incentives and tax credits, including IRA 45X credits and New York State incentives.

Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward‑looking statements may be found in the Company’s Annual Information Form for the year ended September 30, 2025 under “Risk Factors”, in the Company’s base shelf prospectus dated September 17, 2024, and in the Company’s most recent annual and interim Management’s Discussion and Analysis under “Qualitative And Quantitative Disclosures about Risk and Uncertainties”, as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward‑looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.

The revenue for the periods described herein constitute future‐oriented financial information and financial outlooks (collectively, “FOFI”), and generally, is, without limitation, based on the assumptions and subject to the risks set out above under “Forward‐Looking Statements”. Although management believes such assumptions to be reasonable, a number of such assumptions are beyond the Company’s control and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. FOFI is provided for the purpose of providing information about management’s current expectations and plans relating to the Company’s future performance and may not be appropriate for other purposes.

The FOFI does not purport to present the Company’s financial condition in accordance with IFRS, and the differences may be material. The inclusion of the FOFI in this MD&A disclosure should not be regarded as an indication that the Company considers the FOFI to be a reliable prediction of future events, and the FOFI should not be relied upon as such.

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ELECTROVAYA INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

1. OUR BUSINESS

Electrovaya is a technology-focused lithium-ion battery company engaged in the design, development and manufacturing of advanced battery cells, modules and systems. The Company’s products primarily are based on its proprietary Infinity Battery Technology, which incorporates ceramic-enhanced lithium-ion cell constructions and advanced materials that deliver high safety performance, long cycle life and strong durability in demanding operating environments. These characteristics make Electrovaya’s products suitable for mission-critical applications, including material-handling equipment, robotic and autonomous vehicles, heavy-duty electric vehicles, defense-related platforms and stationary energy-storage systems.

Electrovaya’s development activities draw upon capabilities in electrochemistry, materials science, mechanical and electrical engineering, and battery-management software. The Company maintains an expanding intellectual-property portfolio related to advanced materials, cell designs, ceramic components, separator technologies and system-level battery architectures. Electrovaya is also engaged in programs related to next-generation solid-state and hybrid solid-state battery technologies, as well as improvements to its existing Infinity platform.

The Company has a battery and battery systems research and manufacturing facility in Mississauga, Ontario at 6688 Kitimat Road. The location, which comprises approximately 62,000 square feet, is designed to enhance the Company’s productivity and efficiency. The Company also owns a 52-acre site including a 137,000 square foot manufacturing site at 1 Precision Way in Jamestown New York. This site is intended to be Electrovaya’s US headquarters and a key manufacturing hub. The setup of the Jamestown manufacturing hub started in later part of FY2025 and will continue through FY 2026 with aim of commercial cell manufacturing in early FY 2027. Following completion and commissioning, the facility is expected to increase production capacity and provide U.S.-based manufacturing capabilities aligned with evolving supply-chain and national energy-security objectives. The Company maintains research, engineering and manufacturing operations and has operating personnel in both Canada and the USA.

The Company’s commercial offerings include low-voltage and high-voltage battery systems supplied to a range of industrial and transportation markets. These include material-handling equipment, robotic vehicles, airport ground-support equipment, speciality defense applications, construction and mining equipment, electric buses and trucks, and grid-connected or behind-the-meter energy-storage installations. While the material-handling sector has historically represented a significant share of the Company’s revenue, Electrovaya continues to expand into adjacent markets where long operating life, enhanced safety and reliable high-power performance are essential.

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2. OUR STRATEGY

We have developed a highly proprietary and specialized lithium-ion technology that provides superior cycle life and safety. Given these advantages, the Company is focused on applications where those two performances differentiators provide the greatest benefits which has led to a focus on heavy duty and mission critical applications. These often require battery systems to provide around the clock operational capability, longer life and better safety and include material handling, robotics, transit, aerospace and other intensive electrified applications. We developed cells, modules, battery management systems, software and firmware necessary to deliver systems for these intensive applications. We also developed supply chains which can produce needed components including separators, electrolytes with appropriate additives, cells and cell assembly, modules, electronic boards, electrical and mechanical components as needed for our battery systems. Our goal is to utilize our battery and systems technology to develop and commercialize mass-production levels of battery systems for our targeted end markets.

To achieve these strategic objectives, we intend to:

•	Establish global strategic relationships in order to broaden the market potential of our products and services.

•	Develop and commercialize leading-edge technology for heavy duty and mission critical electrified applications, as well as partnering with key large organizations to bring them to market.

•	Invest in research and development initiatives related to new technologies that reduce the costs of our products, but enhance the operating performance, of our current and future products; and,

•	Focus on intensive use and mission critical applications such as the logistics and e-commerce industry, automated guided vehicles, electric buses, energy storage and similar other applications.

3. RECENT DEVELOPMENTS

Business Highlights – Q1, Q2 and Q3 FY2026:

On October 31, 2025, the Company announced the establishment of a subsidiary in Japan. The new entity, Electrovaya Japan, will serve as a local platform to expand the Company’s commercial activities and to support its growing customer base and strategic relationships across the Japanese market.

On November 4, 2025, the Company announced it is commencing an underwritten public offering (the “Offering”) of its common shares (the “Common Shares”). The Company expects to grant the underwriters a 30-day option to purchase up to an additional 15% of Common Shares at the public offering price. All of the Common Shares are being offered by the Company.

The Common Shares will be offered in the United States pursuant to a shelf registration statement (including a prospectus supplement thereto) previously filed with and declared effective by the Securities and Exchange Commission (the “SEC”) on September 25, 2024 (the “U.S. Base Shelf Prospectus”) in accordance with the Multijurisdictional Disclosure System established between Canada and the United States, and will be qualified for distribution in the provinces and territories of Canada by way of a prospectus supplement to the Company’s base shelf prospectus dated September 17, 2024 (the “Canada Base Shelf Prospectus”), provided that no securities will be sold in the Province of Québec.

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Oppenheimer & Co. Inc. is acting as sole book-running manager for the proposed Offering. Raymond James Ltd. is acting as the lead manager for the proposed Offering.

The Company intends to use the net proceeds from the Offering to invest in energy as a service, investment in next generation battery and separator research and development and for working capital and general corporate purposes.

On November 5, 2025, the Company announced today the pricing of its previously announced public offering (the “Offering”) of 4,700,000 common shares of the Company (“Common Shares”) at a price to the public of US$5.20 per Common Share. The Company has granted the underwriters a 30-day option to purchase up to an additional 705,000 Common Shares at the public offering price, less underwriting discounts and commissions.

On November 6, 2025, the Company announced the closing of its previously announced public offering (the “Offering”) of 4,700,000 common shares of the Company (“Common Shares”) at a price to the public of US$5.20 per Common Share. The underwriters elected to exercise the overallotment option in full, resulting in an additional 705,000 Common Shares being issued today for aggregate gross proceeds, before deducting the underwriting discounts and commissions and other offering expenses payable by Electrovaya, of approximately US$28.1 million.

Oppenheimer & Co. Inc. acted as sole book-running manager for the Offering. Raymond James Ltd. acted as the lead manager for the Offering. H.C. Wainwright & Co. and Roth Capital Partners acted as co-managers for the Offering.

The Company intends to use the net proceeds from the Offering to invest in energy as a service, investment in next generation battery and separator research and development and for working capital and general corporate purposes.

On November 19, 2025, the Company provided a business update highlighting recent insider share purchases, continued progress on its Jamestown gigafactory build-out and EXIM loan drawdowns, and planned deployment of capital from its recently completed equity financing.

On February 24, 2026, the Company announced that it had received new purchase orders totalling approximately $10.5 million through its OEM sales channel. These orders are for a Fortune 500 U.S.-based customer and cover Electrovaya’s Infinity battery systems, powering material handling electric vehicles at multiple distibution centres.

On March 2, 2026, the Company announced that all of the resolutions that shareholders were asked to consider at its 2025 Annual General Meeting held on February 27, 2026 in Toronto, Ontario, were approved. The six directors named in the management information circular of the Company, being Dr. Sankar Das Gupta, Dr. Raj Das Gupta, Dr. James Jacobs, Dr. Carolyn Hansson, Mr. Kartick Kumar, and Mr. Steven Berkenfeld were each elected as directors by over 98.7% of the votes cast for and less than 1.3% of the votes withheld at the Meeting for each director individually.

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The special resolution to approve the increase to the options issuable under the Company’s stock option plan was passed with 88.29% voting in favor and 11.71% voting against the resolution.

The special resolution to approve the domestication of the Company to the United States was passed with 99.79% voting in favor and 0.21% voting against the resolution.

On 10 March, 2026, the Company announced that it has successfully completed UL2580 safety certification for six models of its next-generation high-voltage lithium-ion battery systems. These systems are designed for integrated material handling vehicles supporting all-season outdoor environments.

On 2 April, 2026, the Company announced its participation in a U.S. Department of Energy (“DOE”) funded project led by Binghamton University to develop and demonstrate a next-generation energy storage system for critical infrastructure applications. The project, supported by a $5 million award from the U.S. Department of Energy under its Critical Facility Energy Resilience (“CiFER”) program, will focus on the design and deployment of a 1.2 MWh battery system. The system will be installed at Binghamton University’s Center for Energy-Smart Electronic Systems (ES2) and integrated into a data center test environment. Electrovaya will contribute its proprietary Infinity Battery Technology, known for its industry-leading safety and cycle life, to support the development of life cycle cost optimized domestically sourced energy storage solutions optimized for mission-critical applications such as data centers.

On 13 April, 2026, the Company announced the launch of Infinity battery systems for application in walkie pallet jacks. Walkie pallet jacks are ubiquitous across distribution centers, warehouses, manufacturing plants, and retail stores.

Subsequent Events

On 15 July, 2026, the Company announced a commercial agreement and a warrant transaction with Amazon Inc. This relationship is expected to support the continued deployment of Infinity Battery Technology in material handling operations and potential expanded engagement on robotics and energy storage. As part of the agreement, Amazon will receive warrants to purchase up to 13,880,345 common shares of Electrovaya, which become fully vested upon Amazon achieving cumulative future purchases of US$280 million, with a portion of the warrants vesting immediately upon execution of the agreement, and an exercise price based on the 5-day volume weighted average trading price (“VWAP”) immediately prior to the date of the agreement.

On July 30, 2026, the Company announced the launch of ElvaPulse™ 1500, a new high-power stationary battery energy storage system (“BESS”) platform. ElvaPulse™ 1500 is the first product introduced under Electrovaya’s new ElvaPulse stationary energy storage portfolio. The family is being developed for demanding applications where enhanced safety, rapid power delivery, frequent cycling, and long operating life are essential, including AI and data center infrastructure, resilient microgrids, industrial power management, critical backup power, peak-demand management and renewable-energy firming.

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Positive Financial Outlook:

Based on the customer order and delivery timing currently visible through the fourth quarter, Electrovaya now expects fiscal 2026 normalized revenue of approximately $70 million to $73 million.

The revised outlook reflects the timing of certain customer programs, including approximately $5 million of high-voltage battery-system deliveries now expected in the first quarter of fiscal 2027; in addition to some material handling customer pushouts that were identified as risks that the Company discussed during the FYQ2 financial release.

While quarterly order and delivery timing can vary, Electrovaya remains confident in the underlying order pipeline and long-term demand across its principal markets. The Company also believes its expanded relationship with Amazon has the potential to support increased demand for its existing material-handling products during fiscal 2027 and beyond.

Revenue guidance is subject to change and is made barring unforeseen circumstances, including evolving geopolitical and economic conditions that may impact supply chains, customer demand and the timing of revenue realization. See “Forward-Looking Statements.”

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4. SELECTED QUARTERLY FINANCIAL INFORMATION

4.1 Operating Segments

The Company has reviewed its operations and determined that it operates in one business segment and has only one reporting unit. The Company develops, manufactures and markets power technology products.

4.2 Quarterly Financial Results

Our Q3 2026 Interim Financial Statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the IASB and accounting policies we adopted in accordance with IFRS. The Q3 2026 Interim Financial Statements reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as at June 30, 2026 and the financial performance, comprehensive income and cash flows for the three and nine months ended June 30, 2026.

4.3 Summary Operating Results - Three Months Ended June 30, 2026 & 2025

Results of Operations

(Expressed in thousands of U.S. dollars)

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Revenue

Revenue increased to $17.7 million, compared to $17.1 million for the quarter ended June 30, 2026 and 2025 respectively, an increase of $0.6 million or 3%. Revenue was primarily from the sale of batteries and battery systems for MHEVs. Batteries and battery systems accounted for 99.3% of the revenue in the quarter.

For the quarter ended June 30, 2026, revenue attributable to the United States accounted for $16.5 million or 93.1% of total revenue, while revenue attributed to Canada and other countries accounted for the remaining $1.2 million or 6.9%.

Direct Manufacturing Costs (variable costs) and Gross Margin

Direct manufacturing costs are comprised of materials, labour and manufacturing overhead, excluding amortization, associated with the production of batteries and battery packs for Electric Vehicles, stationary grid applications and research and engineering service revenues.

The gross margin increased to 34.9% from 30.8% for the quarter ended June 30, 2026, compared to the quarter ended June 30, 2025. Gross margin for the three month period ended June 30, 2026, was $6.2 million compared to $5.3 million for the three month period ended June 30, 2025. The fluctuation in margin is primarily due to product mix. Our margin varies from period to period due to a number of factors including the product mix, special customer pricing, material cost, shipping costs and foreign exchange movement.

Operating Expenses

Operating expenses include:

•	Research and Development (“R&D”) Research and development expenses consist primarily of compensation and premises costs for research and development personnel and activities, including independent contractors and consultants, and direct materials;
•	Government Assistance The company applied for and received funding from the Industrial Research Assistance Program during the period;
•	Sales and Marketing Sales and marketing expenses are comprised of the salaries and benefits of sales and marketing personnel, marketing activities, advertising and other costs associated with the sales of Electrovaya’s product lines;
•	General and Administrative General and administrative expenses include salaries and benefits for corporate personnel, insurance, professional fees, reserves for bad debts and facilities expenses. The Company’s corporate administrative staff includes its executive officers and employees engaged in business development, financial planning and control, legal affairs, human resources and information technology;
•	Stock based compensation Recognizes the value based on Black-Scholes option pricing model of stock-based compensation expensed over the relevant vesting period;
•	Patent and trademark costs Patent and trademark expense recognizes the cost of maintaining the Company’s patent and trademark portfolio.

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Total operating expenses increased to $5.4 million for the three month period ended June 30, 2026, compared to $3.3 million for the three month period ended June 30, 2025. Within the period there was a reallocation between research and development and government grants leading to the former decreasing by $1.6 million and the later increasing by $0.7 million. Sales and marketing increased by $0.1 million and general and administrative expenses increased by $0.8 million. The most significant movement was in stock based compensative which increased by $1.8 million. No other operating expenses showed significant movements in the quarter.

Net Profit/(Loss)

The company earned net income of $0.3 million for the three month period ending June 30, 2026, in comparison to net income of $0.9 million for the three month period ending June 30, 2025. The profit for the period was driven by increased sales, improved gross margins due to operating efficiencies and product mix. Further, the company was able to reduce its financing cost by $0.2 million.

Key Performance Indicators

In addition to operating results and financial information described above, management reviews the following measures (which are not measures defined under IFRS):

Adjusted EBITDA1

(Expressed in thousands of U.S. dollars)

1 Non-IFRS Measure: Adjusted EBITDA is defined as loss from operations, plus stock-based compensation costs and depreciation and amortization. Adjusted EBITDA does not have a standardized meaning under IFRS. We believe that certain investors and analysts use Adjusted EBITDA to measure the performance of the business and is an accepted measure of financial performance in our industry. It is not a measure of financial performance under IFRS and may not be defined and calculated in the same manner by other companies and should not be considered in isolation or as an alternative to Income (loss) from operations.

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Adjusted EBITDA1 for the three month period ended June 30, 2026 increased by $0.8 million to $3.7 million. Improved Adjusted EBITDA1 was driven by the increase in sales and gross margin and by controlling operating costs. We continue our efforts for sales growth, control of manufacturing costs and reduction operating expenses.

4.4 Summary Operating Results – Nine Months Ended June 30, 2026 & 2025

Results of Operations

(Expressed in thousands of U.S. dollars)

Revenue was $51.3 million and $43.3 million for the nine months ended June 30, 2026 and 2025, an increase of $8.0 million or 18% year over year.

The gross margin increased to 33.8% from 30.8% in the prior year, primarily driven by product mix. Management is working to increase the gross margin through increasing efficiency within the production facility and taking advantage of increased purchasing power.

Operating expenses increased by $2.8 million or 28% period over period, primarily driven by, increase in sales and marketing of $0.7 million, general and administrative expenses increased by $1.2 million, stock based compensation increased by $1.5 million and decrease in research and development of $0.9 million.

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Operating profit increased by $1.2 million to $4.3 million for the nine month period ended June 30, 2026. The Company also generated a net profit of $2.4 million for the period, compared to a net profit of $1.3 million in the prior year, an improvement of $1.0 million.

Finance cost decreased by $0.5 million, while foreign exchange loss increased by $0.8 million due to the unfavourable movement in the Canadian dollar exchange rate.

Summary Financial Position

(Expressed in thousands of U.S. dollars)

Management is focused on continuing to improve the company’s financial position through the prudent use of debt and equity but most importantly maintaining a profitable position and strong working capital management.

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Summary Cash Flow

(Expressed in thousands of U.S. dollars)

The Company ended June 30, 2026, with $13.1 million of cash as compared to $1.3 million at June 30, 2025. The Company also had restricted cash of $3.2 million related to the EXIM debt.

For the period ended June 30, 2026, the Company had cash used in operating activities of $17.4 million, as compared to cash used for $7.3 million for June 30, 2025. The Company reported a negative working capital position reflecting timing factors rather than a change in underlying fundamentals of the business. Net changes in working capital were primarily driven by the increase in accounts receivable due to higher invoicing in the later part of the quarter in the period, and inventory and prepaids due to the ramp up in production. The company continues to utilise its revolving credit line to help fund purchase orders.

Quarterly Comparative Summaries

Quarterly revenue from continued operations are as follows:

(USD $ thousands)	Q1	Q2	Q3	Q4
2026	$15,554	$18,048	$17,715	-
2025	$11,169	$15,018	$17,133	$20,506
2024	$12,091	$10,695	$10,274	$11,555

Quarterly net profits/(losses) from continued operations are as follows:

(USD $ thousands)	Q1	Q2	Q3	Q4
2026	$1,038	$1,018	$305	-
2025	$(420)	$828	$907	$2,048
2024	$(208)	$(839)	$(324)	$(114)

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Quarterly net gains (losses) per common share from continued operations are as follows:

(USD $)	Q1	Q2	Q3	Q4
2026	$0.02	$0.02	$0.01	-
2025	$(0.01)	$0.02	$0.02	$0.06
2024	$(0.00)	(0.03)	$(0.01)	$(0.00)

Quarterly Revenue and Seasonality

In recent periods, revenue has been relatively low in the fiscal first quarter, which management believes reflects some material handling customers’ preference to defer product delivery past the holiday season and into the New Year.

The lithium-ion forklift battery has a long sales cycle as many customers are large companies, the technology is relatively new to the forklift market, and customers need time to familiarize themselves with and validate the benefits as compared to the incumbent technology of lead acid batteries. In some cases, the process involves receiving a demonstrator battery for testing and trial. This causes a somewhat long and “lumpy”, or uneven, sales cycle. As customers become more comfortable with the product and place repeat orders it is management’s view that the sales will grow in a more predictable and consistent fashion.

5. LIQUIDITY AND CAPITAL RESOURCES

During the nine month period ended June 30, 2026, the Company provided $8.58 million cash in operations (Cash provided by operating activities in June 30, 2025 was $5.37 million). As of June 30, 2026 the company had working capital of $65.9 million (September 30, 2025: $31.9 million) and a net profit of $2.4 million for nine month period ended June 30, 2026 (period ended June 30, 2025: $1.32 million). The Company’s equity was in surplus of $67.2 million as of June 30, 2026 (September 30, 2025: $31.1 million). As of June 30, 2026, the Company had cash and cash equivalents of $13.1 million (September 30, 2025: $6.4 million).

The Company began the construction of its gigafactory in Jamestown, New York (the “Gigafactory”), in financial year 2025 after securing financing from Export-Import Bank of the United States (EXIM) for $50.8. million which was approved on November 14, 2024. The Company has also secured support from the State of New York including $2 million in grants and $4.5 million in refundable tax credits. The first phase of construction is expected to take place within the existing 135,000 square foot manufacturing facility for the production of cells and batteries, with an estimated capital expenditure of approximately US$50 million.

Further, the Company continuously aims to improve its manufacturing process, equipment and facilities. The Company also anticipates gross margins to improve or remain consistent in fiscal year 2026 due to decreasing costs of key materials including but not limited to cell materials, separators, and other high value items. These anticipated improved margins, when combined with expected overall sales growth should result in improved overall financial performance.

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At June 30, 2026, we had the following contractual obligations:

Year	Amount ($)
Year 1	10,704
Year 2	23,925
Year 3	6,176
Year 4	5,416
Year 5 and beyond	11,251

6. OUTSTANDING SHARE DATA

The authorized and issued capital stock of the Company consists of an unlimited authorized number of common shares as follows:

Common Shares

	Number Outstanding	Amount
Balance, September 30, 2025	42,108,920	$134,866
Issuance of shares	5,405,000	$25,845
Exercise of warrants	1,487,841	$1,174
Exercise of options	997,136	$3,503
Transfer from contributed surplus	-	$6,611
Balance, June 30, 2026	49,998,897	$171,999

Details of share warrants

	Number Outstanding	Exercise Price
Balance, September 30, 2025	1,420,000	$0.63
Exercise of warrants	(1,420,000)	$0.63
Balance, June 30, 2026	-	-

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Details of compensation options

	Number outstanding	Weighted average exercise price
Outstanding, September 30, 2024	4,880,288	$2.52
Exercised during the period	(18,000)	$3.25
Expired during the period	(31,499)	$3.42
Granted	514,000	$2.50
Outstanding, June 30, 2025	5,344,789	$2.58
Exercised during the period	(1,157,005)	$1.31
Expired during the period	(2,900)	$3.34
Granted	370,000	$3.37
Outstanding, September 30, 2025	4,524,884	$3.44
Exercised during the period	(997,136)	$3.45
Expired during the period	(10,598)	$3.56
Granted	1,897,000	$7.41
Outstanding, June 30, 2026	5,414,150	$4.76

As of June 30, 2026, the Company had 49,998,897 common shares outstanding and 5,414,150 options to purchase common shares outstanding.

7. OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements for the period ended June 30, 2026.

8. RELATED PARTY TRANSACTIONS

Please refer to Note 13 to the June 30, 2026 Financial Statements for details on related party transactions.

9. CRITICAL ACCOUNTING ESTIMATES

The Company’s management makes judgments in the process of applying the Company’s accounting policies in the preparation of its condensed interim consolidated financial statements. In addition, the preparation of financial information requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The critical judgments, estimates and assumptions applied in the preparation of Company’s financial information are reflected in Note 2 of the Company’s September 30, 2025 consolidated financial statements.

10. CHANGES IN ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

There is no change in our accounting policies from the policies already disclosed in our financial for year ending September 30, 2025.

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11. FINANCIAL AND OTHER INSTRUMENTS

Please refer to Note 15 of the June 30, 2026 Financial Statements for details of Financial and Other Instruments.

12. DISCLOSURE CONTROLS

We have established disclosure controls and procedures that are designed to ensure that the information required to be disclosed by the Company in the reports that it files or submits under securities legislation is recorded, processed, summarized, and reported within the time periods specified in such rules and forms and that such information is accumulated and communicated to management, including our principal executive officer and principal financial officer (who are our Chief Executive Officer and Chief Financial Officer, respectively) as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met.

Our management, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures. Based on this evaluation and as described below under “Internal Control over Financial Reporting”, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of June 30, 2026.

13. INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and the CFO and affected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of condensed interim consolidated financial statements for external purposes in accordance with IFRS.

Our management, including our CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud might occur and not be detected.

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Management assessed the effectiveness of the Company’s internal control over financial reporting on June 30, 2026, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission as published in 2013, and determined that the Company’s internal control over financial reporting was effective. Also, management determined there were no material weaknesses in the Company’s internal control over financial reporting on June 30, 2026.

14. QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT RISKS AND UNCERTAINTIES

The Company may be exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives. The main objectives of the Company’s risk management processes are to ensure that the risks are properly identified and that the capital base is adequate in relation to those risks. The principal risks to which the Company is exposed are described below.

Capital risk

The Company manages its capital to ensure that there are adequate capital resources for the Company to maintain and develop its products. The capital structure of the Company consists of shareholders’ equity and depends on the underlying profitability of the Company’s operations.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the development, manufacture and marketing of its products. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company’s capital management objectives are:

1.	to best optimize and utilize the resources of the Company for sustainable growth of the Company.
2.	to provide an adequate return to shareholders by pricing products and services commensurately with the level of risk.

The Company monitors capital on the basis of the carrying amount of equity plus cash and cash equivalents as presented on the face of the statement of financial position.

The Company sets the amount of capital in proportion to its overall financing structure, comprised of equity and long-term debt. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company issues new shares or increases its long-term debt.

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Capital for the reporting periods under review is summarized as follows:

Credit risk

Credit risk is the risk that the counterparty fails to discharge an obligation to the Company. The Company is exposed to this risk for various financial instruments, for example, by granting loans and receivables to customers, placing deposits, etc. The Company’s maximum exposure to credit risk is limited to the carrying amount of financial assets recognized at the reporting date, as summarized below:

	June 30, 2026	September 30, 2025
Cash and cash equivalents	$13,084	6,358
Trade and other receivables	29,980	16,474
Carrying amount	$43,064	22,832

Cash and cash equivalents are comprised of the following:

	June 30, 2026	September 30, 2025
Cash and cash equivalents	$13,084	6,358
Restricted Cash	3,168	656
Carrying amount	$16,252	7,014

The Company’s current portfolio consists of certain banker’s acceptance and high interest yielding savings accounts deposits. The majority of cash and cash equivalents are held with financial institutions, each of which had at June 30, 2026 a rating of R-1 mid or above.

The Company manages its credit risk by establishing procedures to establish credit limits and approval policies. The balance in trade and other receivables is primarily attributable to trade accounts receivables. In the opinion of management, the credit risk is moderate as some receivables are falling into arrears. Management is taking appropriate action to mitigate this risk by adjusting credit terms.

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Liquidity risk

Liquidity risk is the risk that we may not have cash available to satisfy our financial obligations as they come due. The majority of our financial liabilities recorded in accounts payable, accrued and other current liabilities and provisions are due within 90 days. We manage liquidity risk by maintaining a portfolio of liquid funds and having access to a revolving credit facility. We believe that cash flow from operating activities, together with cash on hand, cash from our A/R, and borrowings available under the working capital facilities are sufficient to fund our currently anticipated financial obligations and will remain available in the current environment.

Market risk

Market risk incorporates a range of risks. Movement in risk factors, such as market price risk and currency risk, affect the fair value of financial assets and liabilities. The Company is exposed to these risks as the ability of the Company to develop or market its products and the future profitability of the Company is related to the market price of its primary competitors for similar products.

Interest rate risk

The Company has floating and fixed interest-bearing debt ranging from 4.9%, to 7.2% per annum. The Company’s current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions.

Foreign currency risk

The Company is exposed to foreign currency risk. The Company’s functional currency is the US dollar, and a majority of its revenue is derived in US dollars. Purchases are transacted in Canadian dollars, United States dollars and Euro. Management believes the foreign exchange risk derived from any currency conversions may have a material effect on the results of its operations. The financial instruments impacted by a change in exchange rates include our exposures to the above financial assets or liabilities denominated in non- functional currencies. Cash held by the Company in US dollars at June 30, 2026 was $4.78 million (September 30, 2025: $1.59 million).

If the US dollar to Canadian foreign exchange rate changed by 2% this would change the recorded net gain(loss) by $0.6 million (June 30, 2025: $0.3 million).

Price risk

The Company is exposed to price risk. Price risk is the risk that the commodity prices that the Company charges are significantly influenced by its competitors and the commodity prices that the Company must charge to meet its competitors may not be sufficient to meet its expenses. The Company reduces the price risk by ensuring that it obtains information regarding the prices set by its competitors to ensure that its prices are appropriate to the unique attributes of our product. In the opinion of management, the price risk is low and is not material.

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Disclosure control risks

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer of the Company, have designed disclosure controls and procedures (“DC&P”), or caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known, particularly during the period in which interim or annual filings are being prepared, and information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. Although certain weaknesses have been identified, these items do not constitute a material weakness or a weakness in DC&P that are significant. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. DC&P are reviewed on an ongoing basis.

Internal control risks

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer of the Company, have designed such internal control over financial reporting (“ICFR”), or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Such design also uses the framework and criteria established in Internal Control over Financial Reporting - Guidance for Smaller Public Companies, issued by The Committee of Sponsoring Organizations of the Treadway Commission. The Company relies on entity-wide controls and programs including written codes of conduct and controls over initiating, recording, processing and reporting significant account balances and classes of transactions. Other controls include centralized processing controls, including a shared services environment and monitoring of operating results. Based on the evaluation of the design and operating effectiveness of the Company’s ICFR, the CEO and CFO concluded that the company’s ICFR were effective as at June 30, 2026.

The Company does not believe that it has any material weakness or a weakness in ICFR that are significant.

As the Company incurs future growth, we plan to expand the number of individuals involved in the accounting function. At the present time, the CEO and CFO oversee all material transactions and related accounting records. In addition, the Audit Committee reviews on a quarterly basis the financial statements and key risks of the Company and queries management about significant transactions, there is a quarterly review of the company’s condensed interim unaudited financial statements by the Company’s auditors and daily oversight by the senior management of the Company.

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15. OTHER RISKS

Political Risk

Political Risk is the risk that political factors outside the Company’s control can have a material impact on the Company. With the recent change in the political leadership of the United States of America, permanent or temporary tariffs on trade between Canada and the United States is a possibility. Any tariff imposed on trade between the two countries could have a material impact on the Company. The Company is evaluating the impact of these tariffs and is committed to finding the best solution to mitigate the impact on its operations.

Other Risk Factors.

The risks described above are not the only risks and uncertainties that we face. Additional risks the Company faces are described under the heading “Risk Factors” in the Company’s AIF for the year ended September 30, 2025.

Other additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. These risk factors could materially affect our future operating results and could cause actual events to differ materially from those described in our forward-looking statements.

Additional information relating to the Company, including our AIF for the year ended September 30, 2025, is available on SEDAR and EDGAR.

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